November 13, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX 972-3-766 8655

Meir Moshe
Chief Financial Officer
Radware Ltd.
22 Raoul Wallenberg Street
Tel Aviv, Israel 69710

Re: **Radware Ltd.**
        Form 20-F for the year ended December 31, 2005
        Filed April 26, 2006
        Response letter dated November 9, 2006
        File No. 0-30324

Dear Mr. Moshe:

        We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Daniel L. Gordon
                            Accounting Branch Chief